                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1994


         For the fiscal year ended December 31, 1995

         Commission File Number 1-2227

         A.       Full title of the plan:

                  Crown Cork & Seal Company, Inc.
                  401 (K) Retirement Savings Plan
                  for Employees of Van Dorn Company

         B. Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:



                         CROWN CORK & SEAL COMPANY, INC.
                                9300 ASHTON ROAD
                             PHILADELPHIA, PA 19136

                                      INDEX

                                                                     Pages

Signatures . . . . . . . . . . . . . . . . . . . . . . . . .           3

Report Of Independent Accountants . . . . . . . . . . .. . .           6

Audited Plan Financial Statements And Schedules Prepared In
Accordance With The Financial Reporting Requirements Of ERISA .     7 to 13

Exhibit 23 - Consent Of Independent Accountants . . . . . . .         14

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                             Crown Cork & Seal Company, Inc.
                                             401(K) Retirement Savings Plan
                                             for Employees of Van Dorn Company



Date: June 26, 1996                          By:/s/ James T. Malec
                                                ______________________________
                                                James T. Malec
                                                Member, Benefit Plan Committee

Crown Cork & Seal
Company, Inc. 401(k)
Retirement Savings Plan
for Employees of
Van Dorn Company
Financial Statements
and Supplemental Information
December 31, 1995

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for
Employees of Van Dorn Company
Financial Statements and Supplemental Information
- -------------------------------------------------------------------------------


                                      Index

                                                                    Page

Report of Independent Accountants                                     1

Statement of Net Assets Available for Plan Benefits                   2

Statement of Changes in Net Assets Available for
    Plan Benefits, with Fund Information                              3

Notes to Financial Statements                                       4 - 6

Schedule I  -  Schedule of Assets Held for Investment
               at December 31, 1995                                   7

Schedule II - Schedule of Reportable Transactions
             (Transaction or Series of Transactions)
              for the Year Ended December 31, 1995
              in Excess of 5% of Plan Assets                          8




Note:     Other schedules required by ERISA are not applicable.

                        Report of Independent Accountants




To the Benefit Plans Committee and Participants of the Crown Cork & Seal Company, Inc.401(k) Retirement Savings Plan for Employees of Van Dorn Company


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Van Dorn Company (the "Plan") at December 31, 1995 and 1994 and the changes in net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's administrator; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted accounting standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE WATERHOUSE LLP
Philadelphia, Pennsylvania
June 7, 1996

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
for Employees of Van Dorn Company
Statement of Net Assets Available for Plan Benefits
December 31, 1995 and 1994
- --------------------------------------------------------------------------------


                                                      December 31,
                                                 1995                1994

Investments at fair value:
   Crown Cork & Seal Common Stock*          $ 3,608,902          $ 3,409,835
   T. Rowe Price Mutual Funds:
      Prime Reserve Fund*                     2,234,072            2,134,464
      Capital Appreciation Fund                 821,817              632,531
      Spectrum Income Fund*                   2,808,447            2,375,384
      Spectrum Growth Fund*                   6,442,502            5,088,883
   Participant Loan Fund                        285,532              175,905
                                           ------------          -----------
              Total investments              16,201,272           13,817,002
Employer contributions receivable                20,048               21,326
Employee contributions receivable                62,202               64,313
                                           ------------          -----------
  Net assets available for plan benefits    $16,283,522          $13,902,641
                                           ============          ===========


* Represents more than 5% of net assets available for plan benefits at December 31, 1995.

The accompanying notes are an integral part of these financial statements.



Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
for Employees of Van Dorn Company
Statement of Changes in Net Assets Available for Plan Benefits,
 with Fund Information
For the Year Ended December 31, 1995
- --------------------------------------------------------------------------------


                                                              T. Rowe Price
                                                   -----------------------------------
                                     Crown Cork
                                       & Seal      Prime        Capital    Spectrum       Spectrum    Participant
                                    Common Stock  Reserve    Appreciation   Income         Growth         Loan
                                         Fund      Fund         Fund         Fund           Fund          Fund          Total
                                    -----------  ----------   ---------    -----------    -----------   -----------    -----------


Additions to net assets:
Contributions
   Employer                         $  267,317                                                                        $  267,317
   Employee                            107,478   $ 214,352    $ 157,407     $ 209,644      $ 270,487                     959,368
Investment income                                  119,159       63,864       191,801        432,022     $ 22,266        829,112
Net realized and unrealized gain
   on investments                      438,745                   91,969       274,580      1,065,858                   1,871,152
                                    ----------   ----------   ---------     ---------      ---------     ---------    ----------
                                       813,540     333,511      313,240       676,025      1,768,367       22,266      3,926,949
Deductions from net assets:
Benefits paid to participants and
   rollovers to other plans           (496,864)   (181,398)    (153,603)     (214,503)      (499,700)                 (1,546,068)
Transfers
   Loan principal repayment              4,804       9,505        8,019        14,129         15,973      (52,430)
   Loan interest allocated               1,708       4,090        3,065         5,938          7,465      (22,266)
   Loans issued                        (31,612)    (23,000)     (19,694)      (36,140)       (51,611)     162,057
   Interfund transfers                 (74,234)    (40,887)      27,048       (19,316)       107,389
                                    ----------  ----------    ---------    ----------      ---------     --------     ----------
Increase in net assets
   available for plan benefits         217,342     101,821      178,075       426,133      1,347,883      109,627      2,380,881
Net assets at beginning of year      3,437,440   2,148,855      643,005     2,393,675      5,103,761      175,905     13,902,641
                                    ----------  ----------    ---------    ----------     ----------     --------    -----------
Net assets at end of year           $3,654,782  $2,250,676    $ 821,080    $2,819,808     $6,451,644     $285,532    $16,283,522
                                    ==========  ==========    =========    ==========     ==========     ========    ===========



The accompanying  notes  are an integral part of these financial statements.

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
for Employees of Van Dorn Company
Notes to Financial Statements
December 31, 1995
- --------------------------------------------------------------------------------


1.   Summary of Significant Accounting Policies

     Effective April 16, 1993, the Van Dorn Company (the "Company") was acquired by Crown Cork & Seal Company, Inc. ("Crown") at which time Crown became the sponsor of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Van Dorn Company (the "Plan"), formerly the Van Dorn Company 401(k) Plan and Trust. The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee.

     The Plan maintains its financial records and prepares its financial statements using the accrual basis of accounting. Purchases and sales of securities are recorded on a trade-date basis. T. Rowe Price (the "Trustee") manages a Trust Fund for the Plan under the terms of a trust agreement. All of the Plan's investments and cash are held in the Trust Fund. The Trustee has been granted discretionary authority with regard to the investment of temporary cash balances and is directed by investment managers or a committee appointed by Crown with regard to all other investments. The investments and changes therein of the Trust Fund have been determined through the use of current values measured by quoted prices in active markets for all assets of the Trust Fund.

2.   Description of Plan

     General. The Plan is a defined contribution plan designed to provide a convenient method by which eligible employees may save regularly through salary elections and through sponsor matching contributions.

     The Plan covers salaried employees of the Company's corporate office, Davies Can Company and Central States Can Company as well as certain Plastic Machinery Division and hourly employees of Davies Can Company. On April 20, 1993, Crown sold Plastics to Mannesmann Capital Corporation ("Mannesmann"). Employees of Plastics participating in the Plan were given the option of continuing to participate in the Plan or rolling over their account balances into a Mannesmann sponsored plan or into their individual retirement accounts. Employees are eligible to participate in the Plan after completing one year of service and attaining the age of 21. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Employee Contributions. Employees who participate in the Plan can direct the Company to withhold wages and make tax deferred contributions on their behalf. Contributions may range from 1 percent to 16 percent of annual compensation, plus bonuses, up to a maximum of $9,240 per participant.

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
for Employees of Van Dorn Company
Notes to Financial Statements
December 31, 1995
- --------------------------------------------------------------------------------


     A participant's 401(k) account balance attributable to tax deferred contributions, taxable employee contributions, and rollover contributions is 100 percent vested at all times. A participant's 401(k) account balance attributable to profit sharing contributions with respect to plan years prior to January 1, 1989 becomes fully vested upon a participant reaching five years of service.

     Loans. The Plan allows for loans to participants in excess of $1,000 and not to exceed 50% of the participant's vested account balance up to $50,000 (subject to restrictions further described in the Plan document). In the event of a default on a loan, the outstanding balance and accrued interest is deducted from the participant's account prior to distribution.

     Employer Contributions. Effective July 1, 1990, the Company amended the Plan and Trust to permit employer contributions. The amendment provides for the Company to match 50 percent of employee contributions up to a maximum employee contribution of 4 percent of compensation. Employer contributions vest 100 percent after five years of service. All employer matching contributions are invested automatically in the Crown Cork & Seal Common Stock Fund.

     Forfeitures of terminated participants' nonvested accounts are offset against employer contributions.

     Investments. Participants may direct their contributions among any of the following investments:

     1.  Common Stock Fund - Investing in common stock of Crown Cork & Seal.

     2. T. Rowe Price Prime Reserve Fund - A money market fund investing in a diversified portfolio of domestic and foreign U.S. dollar-denominated money market securities.

     3. T. Rowe Price Capital Appreciation Fund - Investing in common stocks, fixed income securities and money market instruments.

     4. T. Rowe Price Spectrum Income Fund - Investing primarily in a diversified group of T. Rowe Price mutual funds which invest principally in fixed income securities.

     5. T. Rowe Price Spectrum Growth Fund - Investing in a diversified group of T. Rowe Price mutual funds which invest principally in equity securities.

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
for Employees of Van Dorn Company
Notes to Financial Statements
December 31, 1995
- --------------------------------------------------------------------------------


     Distributions. Effective January 1, 1987, benefit payments from the Plan are limited to lump sum distributions. Prior to this date, former participants could elect to have their benefits paid to them under a variety of options over an extended period of time.

     Plan Termination. Although it has not expressed any intent to do so, Crown has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

3.   Tax Status of the Plan

     The Plan was amended and restated, effective January 1, 1995 to comply with all provisions of the Internal Revenue Code (IRC) and ERISA. The Committee has represented that the Plan has been administered in accordance with all provisions of the IRC and ERISA. The Company has received a favorable determination letter from the Internal Revenue Service (IRS) and accordingly, the Trust is not subject to federal or local income taxes.

4.   Subsequent Event

     On April 29, 1996, Crown announced its agreement to sell the Davies Can business, a division of the Company, to Brockway Standard Inc. Benefits accrued under the Plan through the closing date will be paid to employees terminated as a result of the sale, at their option.

                                                                    Schedule I
Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
for Employees of Van Dorn Company
Schedule 27a - Schedule of Assets Held for Investment at December 31, 1995
- --------------------------------------------------------------------------------


   Description                        Number of Shares    Cost       Fair Value

Crown Cork & Seal Common Stock *          86,440      $ 2,595,428  $  3,608,902
T. Rowe Price Prime Reserve Fund *     2,234,072        2,234,072     2,234,072
T. Rowe Price Capital
    Appreciation Fund *                   60,119          757,304       821,817
T. Rowe Price Spectrum Income Fund *     249,862        2,690,149     2,808,447
T. Rowe Price Spectrum Growth Fund *     477,576        5,361,054     6,442,502
Participant Loan Fund
   (at 12.95% interest rate)             285,532          285,532       285,532
                                                      -----------   -----------
Total investments at December 31, 1995                $13,923,539   $16,201,272
                                                      ===========   ===========




* Represents more than 5% of net assets available for plan benefits at December 31, 1995.


                                                                                                     Schedule II
Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
for Employees of Van Dorn Company
Item 27d - Schedule of Reportable Transactions
(Transaction or Series of Transactions)
For the Year Ended December 31, 1995 in Excess of 5% of Plan Assets
- ------------------------------------------------------------------------------------------------------------------

                                                                       Aggregate   Aggregate
                                           Number of        Number     Cost of     Proceeds     Cost      Net Gain
        Description of Assets              Purchases       of Sales    Purchases  from Sales  of Asset    on Sale
        ---------------------              ---------       --------    ---------  ----------  --------    -------


Crown Cork & Seal Common Stock                62              75      $511,285     $758,701   $497,851    $260,849

T. Rowe Price Spectrum Income Fund           114              67       722,629      564,145    562,082       2,063

T. Rowe Price Spectrum Growth Fund            86              63     1,073,145      773,988    690,348      83,640

T. Rowe Price Prime Reserve Fund             117              73       923,768      824,160    824,160           0

                                      - 8 -